Exhibit 1.2

For Immediate Release▶ ▶ ▶	For More Information▶ ▶ ▶
Aug. 23, 2005	Kara Hoffman
Articulate Communications Inc.
212.255.0080, ext. 13
khoffman@articulatepr.com
Ross Systems Highlights Steps for Success in Contract Manufacturing
for Life Sciences Companies
Best Practices, Quality Control and Communication Emerge as Key Topics
During Biotech Panel Discussion
ATLANTA — Aug. 23, 2005 — Ross Systems (“Ross”), a leading global provider of enterprise software and subsidiary of CDC Corporation (NASDAQ: CHINA), recently hosted a session on contract manufacturing at the Massachusetts Biotechnology Council (MBC) Annual Biotechnology Meeting and Trade Exposition. Panelists consisted of mainly Ross customers who outsource their manufacturing. The panelists and audience members addressed the best practices in managing outsource manufacturing partners for optimum quality control, improved collaboration and reduced cycle times. The discussion centered on steps for a successful partnership and the desire for contract manufacturers to provide additional value in their relationships, including a more proactive role in improving visibility into material inventory, quality control and manufacturing.
For life sciences companies that do not have the time or resources to build out their own facilities, contract manufacturing provides a competitive advantage. Life science companies that integrate outsourcing into their business model can quickly reach commercial scale, reduce capital expenditures and attain greater overall flexibility. While the value of contract manufacturing is clear, the following points were highlighted as key for moving these relationships forward.
•	Outsourcing companies are seeking additional value from contract manufacturers. While expertise and a solid reputation are the cornerstones of a successful relationship, life science companies that have decided to outsource their manufacturing functions are looking for greater value from their partners. This includes a greater focus on process improvements, more proactive participation in R&D, and an established best practice approach, including leveraging technology to address challenges in the life sciences industry.
•	Quality control is of paramount importance. The life science company outsourcing its manufacturing functions is ultimately liable if there is a recall or if its drug doesn’t comply with FDA regulations. Contract manufacturers that establish processes to reduce risk and liability are protecting the life science manufacturer’s equity and reputation by increasing proactive visibility into the manufacturing process, providing overall supply chain monitoring and ensuring quick access to data. Life science companies rely on contract manufacturers to act as a true extension of the supply chain and thus the need for integration between systems, visibility into the supply chain and reporting capabilities, such as dashboards and scorecards, has never been greater.
•	Success hinges on communication and process. The need for open communication and clearly outlined processes from the onset of the relationship are keys to success. It is imperative to define responsibilities on both ends, implement a frequent review process and work contingencies into the plan so that if something goes wrong, all parties know what to do.
Global Headquarters ▶ Ross Systems, Inc. ▶Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ +1 770.351.9600

As a contract manufacturer, having the proper technology framework in place allows the outsourcing life science company to monitor the production process as closely as if they were the manufacturers, without the added overhead. The right software tools facilitate communication and collaboration by enabling contract manufacturers to share financial and production information electronically, view data and match it against agreed-upon satisfaction metrics, and manage by exception using alerts and workflow rules. When this information can be easily accessed and shared, it creates a powerful partnership and leads to better business decisions and increased profitability.
“We have parlayed years of expertise in the life sciences industry to create a technology infrastructure that addresses the unique challenges of outsourcing in the life science industry,” said Michael Webster, director of life sciences for Ross Systems. “The iRenaissance platform provides visibility into manufacturing and the supply chain as a whole, providing tools for information gathering and sharing, and reporting mechanisms that strengthen communications. This removes risk, builds confidence in the partnership and increases the likelihood of maintaining a mutually beneficial relationship.”
About Ross Systems
Ross Systems, an enterprise software subsidiary of CDC Corporation (NASDAQ: CHINA), delivers software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the life sciences, food, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.
For more information about CDC Corporation, please visit the website www.cdccorporation.net.
Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to results achieved by Ross and life sciences customers based on their utilization of Ross Systems iRenaissance solution such as increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the life sciences market; the continued ability of Ross’ solutions to address industry-specific and regulatory requirements of life sciences companies; demand for and market acceptance of new and existing enterprise software and services and the positioning of Ross’ solutions in the life sciences industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
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